Sun Life Financial continues share repurchase program

Toronto, Ontario - - January 10, 2006 - - Sun Life Financial Inc. (TSX, NYSE: SLF) announced today that its Board of Directors has authorized the purchase of up to 29,098,029 common shares, representing five per cent of the 581,960,570 currently outstanding common shares, under a renewed normal course issuer bid pursuant to the rules of the Toronto Stock Exchange.

In its 2005 share repurchase program, Sun Life Financial Inc. bought back 13,473,136 common shares, or approximately 2.3 per cent of the total outstanding prior to starting the buy-back. The shares were repurchased at an average price of $41.20 per share.

The new normal course issuer bid will start January 12, 2006, and continue until January 11, 2007, or such earlier date as Sun Life Financial completes its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange. The price at which Sun Life Financial will purchase any common shares will be the market price at the time of acquisition. Sun Life Financial will make no purchases of common shares other than open-market purchases. Any common shares acquired by Sun Life Financial will be cancelled.

From time to time, Sun Life Financial possesses excess capital not currently required to support its business objectives. As a result, the company believes that the purchase of its common shares may represent an appropriate and desirable use of its available funds.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of $374 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

-30-

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com